SEC File Number
001-40920
CUSIP Number
G0136H102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Aeries Technology, Inc.

Full Name of Registrant:

Not applicable

Former Name if Applicable:

60 Paya Lebar Road, #08-13

Paya Lebar Square

Address of Principal Executive Office (Street and Number):

Singapore, 409051

City, State and Zip Code:

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aeries Technology, Inc.’s (formerly Worldwide Webb Acquisition Corp.) (the “Company”) quarterly report on Form 10-Q for the quarter ended December 31, 2023 (the “Form 10-Q”) cannot be filed by the prescribed due date without unreasonable effort and expense because the Company requires additional time to complete certain items with respect to the condensed consolidated financial statements to be included in the Form 10-Q, including items related to the business combination with AARK Singapore Pte. Ltd and its subsidiaries (the “Business Combination”). Due to the timing of the completion of the Business Combination during the quarter ended December 31, 2023 and the associated complexity of accounting for the Business Combination and agreements entered into in connection with the Business Combination, the Company requires additional time to prepare the Form 10-Q. In addition, as disclosed previously in the Company’s Current Report on Form 8-K filed on December 13, 2023, the Company had to restate certain consolidated financial statements of Aark Singapore Pte. Ltd. and subsidiaries, and the work on the restatement diverted time and attention from Company management and other accounting and finance personnel to prepare the Form 10-Q. Based on work completed to date by the Company, it expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file the Form 10-Q as soon as practicable and no later than the fifth calendar day following the prescribed due date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Rajeev Gopala Krishna Nair	(919)	228-6404
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Aeries Technology, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Aeries Technology, Inc.

Date: February 14, 2024	By:	/s/ Rajeev Gopala Krishna Nair
Rajeev Gopala Krishna Nair
Chief Financial Officer

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